Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 (0) 11 294 9106
Fax +27 (0) 11 295 9106
Website www.nedcor.co.za

NEDCOR

10 January 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDCOR LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of two announcements released on the JSE Securities Exchange stock exchange news service (SENS).

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

Jackie Katzin
Assistant Group Secretary

cc. Mr Jonathan K Bender, Esq

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

SALE OF EDWARD NATHAN & FRIEDLAND (PTY) LTD

The board of directors of Nedcor wishes to announce the sale of the corporate law advisory and consultancy business of Edward Nathan & Friedland ("ENF"), acquired by the group in October 1999. ENF has been sold, with effect from 31 October 2004, for a cash consideration of R50 million to Edward Nathan (Pty) Ltd ("Edward Nathan"), which is owned by the 47 directors of the business.

Nedcor's strategy is to focus on its core banking business and ENF is not regarded as a core business. Considering all relevant factors, including the need to structure the business of Edward Nathan to continue to attract, retain and properly incentivise professional staff and the expiry of the service contracts of key directors of ENF on 31 December 2004, it is the view of the Nedcor board of directors that this transaction represents the best strategic outcome for Nedcor shareholders.

In addition to the purchase price of R50 million, the available cash in ENF of R33 million will be paid back to Nedbank Limited ("Nedbank") in part settlement of the ENF loan account. The overall effect of the sale of ENF will be a loss to the Nedcor group of R20 million in 2004.

In terms of the agreements:

- Neither Nedcor nor its subsidiaries ("the Nedcor group") will provide funding for the acquisition by the directors.

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor")

RESIGNATION AND APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Following the announcement by Old Mutual plc on 17 December 2004 of the intended retirement of its chairman, Mr Mike Levett, the board of directors of Nedcor announces the resignation of Mr Levett as a non-executive director from the boards of Nedcor and Nedbank Limited with effect from 31 December 2004.

Mr Bob Head has been appointed as a non-executive director to the boards of Nedcor and Nedbank Limited to replace Mr Levett with effect from 1 January 2005.

Mr Head (45) is currently director responsible for group human resources, brand and strategy at Old Mutual plc, based in London. He joined Old Mutual as strategy director in April 2003 and was seconded to Nedcor in 2004 for seven months as acting chief financial officer.

Nedcor chairman, Warren Clewlow, said Mr Head's extensive experience with the bank during the year made him an ideal candidate for a position as non-executive director and the board looked forward to benefiting from his financial and strategic acumen.

The board extends its thanks to Mr Levett for the considerable role that he has played as a director and as a member of various board sub-committees over the past 17 years.